Exhibit 12.1

Invesco Ltd.

Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2015	Year ended December 31,
		2014	2013	2012	2011	2010
Income from continuing operations before income taxes	738.7	1,395.1	1,255.2	830.6	892.1	823.3
Less: Equity in earnings of unconsolidated affiliates	(23.8)	(32.8)	(35.5)	(29.7)	(30.5)	(40.2)

Pre tax income before equity in earnings of unconsolidated affiliates	714.9	1,362.3	1,219.7	800.9	861.6	783.1
Add: Fixed Charges	43.6	99.7	61.7	70.7	79.3	74.3
Add: Distributed income of equity investees	1.4	19.6	16.5	15.6	21.3	26.0
Net (income)/loss attributable to noncontrolling interests in consolidated entities	(11.1)	(13.0)	(42.5)	89.8	107.7	(171.1)

Earnings	748.8	1,468.6	1,255.4	977.0	1,069.9	712.3

Fixed charges:
Portion of rent expense representing interest	5.3	26.6	17.1	18.4	17.5	15.7
Interest expense	38.3	73.1	44.6	52.3	61.8	58.6

Total fixed charges	43.6	99.7	61.7	70.7	79.3	74.3
Ratio of earnings/fixed charges	17.17	14.73	20.35	13.82	13.49	9.59